Mail Stop 3561

June 4, 2009

<u>Via Fax & U.S. Mail</u>

Mr. James Yeager, Chief Financial Officer
Global Entertainment Corp.
1600 North Desert Drive, Suite 300
Tempe, Arizona 85281

> **Re:** **Global Entertainment Corp.**
> **Form 10-K for the fiscal year ended May 31, 2008**
> **Filed August 29, 2008**
> **File No. 001-32724**

Dear Mr. Yeager:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief